SHEERVISION, INC.



October 11, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:      SHEERVISION, INC.
         REGISTRATION STATEMENT ON FORM SB-2, AS AMENDED
         FILE NO. 333-135727

Ladies and gentlemen:

         On behalf of SheerVision, Inc., a Delaware corporation (the "COMPANY"), the undersigned, the chief financial officer of the Company, hereby acknowledges the following with respect to the Company's request that the Securities and Exchange Commission (the "COMMISSION") accelerate the effectiveness under the Securities Act of the above-referenced registration statement (the "REGISTRATION STATEMENT"):


     (i) should the Commission or the staff thereof, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

     (ii) the action of the Commission or the staff thereof, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                     SHEERVISION, INC.


                                                     By: /s/ Suzanne Puente

                                                         Suzanne Puente
                                                         Chief Financial Officer